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                                                                      EXHIBIT 99

                             Berkley Resources Inc.
                        Suite 400 - 455 Granville Street
                             Vancouver, BC, V6C-1T1
                              Phone (604) 682-3701
                               Fax (604) 682-3600


October 20, 2004                                               BKS - TSX Venture


                                                                 BRKDF.PK - U.S.






                                  NEWS RELEASE


Mr. Matt Wayrynen reports Berkley Resources Inc. has granted incentive stock options for the purchase of up to 200,000 shares at a price of $0.81 per share exercisable on or before October 19, 2009, to directors, officers, employees and/or consultants of the Company.

The options are subject to a stock option plan.

ON BEHALF OF THE BOARD OF DIRECTORS


"Matt Wayrynen"

Matt Wayrynen, President


The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.